Biostage, Inc.

84 October Hill Road, Suite 11

Holliston, Massachusetts 01746

April 14, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Biostage, Inc. (the “Company”)
Post-Effective Amendment No. 3 to Form S-1
File No. 333-215410
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-215410) (the “Registration Statement”) of the Company. The Company respectfully requests that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on April 14, 2017, or as soon as practicable thereafter.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Robert A. Petitt of Burns & Levinson LLP at (617) 345-3361 and that such effectiveness also be confirmed in writing.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (774) 233-7321 or our attorney, Robert A. Petitt at the number above. Thank you for your assistance.

Very truly yours,

Biostage, Inc.

By:	/s/ Thomas McNaughton
Name:	Thomas McNaughton
Title:	Chief Financial Officer

cc:	Robert A. Petitt, Esq., Burns & Levinson LLP